March 30, 2005



Mail Stop 0407

Rafeh Hulays
President
Netfone, Inc.
Suite 1108 - 1030 West Georgia Street
Vancouver, BC V6E 2Y3

RE:	Netfone, Inc.
	Amendment No. 3 to Form SB-2
	File No. 333-120895
	Filed March 21, 2005

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * *
Amendment No. 3 to Form SB-2

Description of Business, page 25

	Industry Background, page 26
1. We reviewed the materials provided in response to our prior comment #5. However, the materials do not appear to support the following statement:

"Frost & Sullivan VOIP program leader Jon Arnold expects VOIP to attract 18.1 million North American residential subscribers by 2008."

If you wish to retain the statement, please provide us with the materials supporting the statement (with the specified portion highlighted for our reference).

Management`s Discussion and Analysis or Plan of Operation, page 31
2. We note your response to our prior comment #6. In your Plan of Operations section, please describe in greater detail your current plans to seek quotations on the OTC Bulletin Board. Although we note your plans to have the stock quoted on the OTC Bulletin Board "upon the effectiveness" of the current registration statement, we also note that the company cannot apply to have its stock traded on the OTC Bulletin Board: only brokers who act as market makers in the company`s stock may file the application. Please indicate with more specificity when you intend to begin contacting potential market-makers.

Report of Independent Registered Public Accounting Firm

3. Have your auditors sign the report of independent registered public accounting firm.

4. In addition, we note that you incorporate by reference the original November 19, 2004 consent of your independent auditor.
Please ask your independent accounting firm to update its consent to the use of its report for the latest amendment.

Recent Sales of Unregistered Securities, page 43
5. We note from the updated financial statements that you received $7,200 as "proceeds from common stock issuances." Please describe for us the nature of the "issuances" and include any disclosure required by Item 701 of Regulation S-B.
* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Inessa Berenbaum at (202) 824-5288 or Kyle
Moffatt at (202) 942-1829 if you have questions regarding comments on the financial statements and related matters. Please contact Ted
Yu
at (202) 824-5684 or me at (202) 942-1990 with any other
questions.


      			Sincerely,




      			Larry Spirgel
      			Assistant Director



Cc:	William L. Macdonald
	Clark, Wilson





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Netfone, Inc.
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